                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the Month of February 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F  X  Form 40-F
                                      ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

                Indicate by check mark whether the registrant by
            furnishing the information contained in this form is also
              thereby furnishing the information to the Commission
                      pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                               Yes       No  X
                                   ---      ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.
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  THE FIRST TRANCHE OF DEBT-TO-EQUITY CONVERSION OF LOANS TO LG CARD CO., LTD.

           Pursuant to the current terms and schedule of the rescue plan for LG Card Co., Ltd., substantially all of the creditor banks and financial institutions of LG Card have agreed to participate in a debt-to-equity conversion of certain loans both outstanding and to be extended in the near future as scheduled. The proposed debt-to-equity conversion is scheduled to be implemented in a number of tranches, including the first that will occur on February 13, 2004. Included in the group of the 17 participating creditor banks and financial institutions are Shinhan Bank and Chohung Bank, our major banking subsidiaries.

           In January 2004, Shinhan Bank and Chohung Bank publicly announced the approval by their respective board of directors of the then proposed debt-to-equity conversion of their existing loans to LG Card, which amounts to KRW
81.3 billion and KRW 73.7 billion, respectively. The respective board of directors of Shinhan Bank and Chohung Bank also approved the extension of additional loans each amounting to KRW 81.0 billion and KRW 73.4 billion, respectively, to provide additional liquidity to LG Card, all of which would be subject to subsequent debt-to-equity conversion. Pursuant to these board approvals, on February 13, 2004, Shinhan Bank and Chohung Bank will implement the first tranche of debt-to-equity conversion amounting to KRW 40.65 billion and KRW 36.85 billion, respectively. The detailed schedule for the subsequent debt-to-equity conversion and the provision of additional liquidity will be disclosed as soon as it is finalized.

           Set forth below are the details of the first tranche of debt-to-equity conversion to be implemented by Shinhan Bank and Chohung Bank in respect of its loans to LG Card.

           SHINHAN BANK
           ------------
1. Total amount of loans subject to conversion:                KRW 40,650,000,000

2. Total number of LG Card shares to be held by
   Shinhan Bank after debt-to-equity conversion:               8,130,000 shares

3. Equity ownership in LG Card
   after debt-to-equity conversion:                            2.34%

4. Conversion price:                                           KRW 5,000 per share

5. Effective date for the debt-to-equity conversion:           February 13, 2004


           CHOHUNG BANK
           ------------

1. Total Amount of loans subject to conversion:                KRW 36,850,000,000

2. Total number of LG Card shares to be held by
   Chohung Bank after debt-to-equity conversion:               7,370,000 shares

3. Equity ownership in LG Card
   after debt-to-equity conversion:                            2.12%

4. Conversion price                                            KRW 5,000 per share

5. Effective date for the debt-to-equity conversion:           February 13, 2004




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                                   SIGNATURES



           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   SHINHAN FINANCIAL GROUP CO., LTD.


                                   By:  /s/ Byung Jae Cho
                                   ----------------------------------------
                                   Name:   Byung Jae Cho
                                   Title:  Chief Financial Officer

Date : February 13, 2004